Filed by Oaktree Specialty Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income Corporation

File No. of Related Registration Statement: 333-250891

On February 4, 2021, Oaktree Specialty Lending Corporation (“OCSL”) held a conference call to discuss OCSL’s financial results for the quarter ended December 31, 2020. The conference call contained information regarding OCSL’s proposed merger with Oaktree Strategic Income Corporation (“OCSI”). The following are excerpts from the transcript of OCSL’s February 4, 2021 conference call discussing OCSL’s proposed merger with OCSI.

Mathew Pendo:

Before I turn it over to Armen, I wanted to update you on the planned merger of OCSL and Oaktree Strategic Income Corporation. As we discussed on our last call, we expect this will create a larger, more scaled BDC with increased trading liquidity, potentially broadening our institutional shareholder base, and may improve access to lower-cost sources of debt. We also anticipate that it will drive NII accretion over both the near- and long-term.

We are confident that now is the right time to move forward with this merger; both portfolios have strong credit quality and our transition out of non-core assets that we’ve been working on since 2017, is nearly complete.

The registration statement has been declared effective, the proxy solicitation process has begun, and the merger is on track to close by the end of the current quarter, with our shareholders and OCSI shareholders scheduled to vote on the transaction on March 15. We encourage all shareholders to review the proxy materials and vote your shares accordingly.

Overall, we are very pleased with our quarterly results, and we are confident the scale that OCSL will have post-merger will help drive further benefits for our shareholders.

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We’re also looking forward to the pending merger with OCSI as we believe that this combination benefits shareholders of both OCSL and OCSI through scale, portfolio diversity and expected earnings accretion.

We are excited about the future for the combined company and remain optimistic that we will continue to identify new attractive risk-adjusted investment opportunities, enabling us to deliver improved returns to our shareholders.

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Devin Patrick Ryan (JMP Securities):

First question here, just given the overlap between OCSL and the OCSI on the investment side and expectations that the merger will be relatively seamless. It would be great if you could give some additional granularity on expectations for the cadence of investment activity in the coming quarters as you repositioned the 2 portfolios? And what I’m trying to get at here is you hear the comments about very strong pipeline and obviously, expectations for investment versus some of the comments around valuation and market exuberance, and just trying to think about kind of the push-pull in all of that?

Armen Panossian:

Sure. Devin, this is Armen. So in terms of overlap with OCSI and then the cadence of investing after the merger is closed. So in terms of non-overlapping investments that are in OCSI, but not in OCSL, it’s about 33% of the OCSI portfolio at this point, of which 25 percentage points are actually public securities that can be traded and about $47-or-so million of par value of private positions that will take a little bit of a longer time to rotate. So it’s a pretty manageable rotation after the close of the merger that we can effectuate — we think that we can effectuate a rotation, but that will, obviously, as you alluded to, will be predicated on our ability to continue to originate attractive loans.

Maybe we could talk a little bit about the markets. I’m sure others will be asking about what we’re seeing in the market these days. And I would say, as you know, in private credit, it’s not like you could take all of private credit with the same paint brush. There is middle market sponsor finance in support of LBOs. There is some mezzanine within that. There is second lien. And then more typically of what we like doing are the non-sponsored loans. They are harder to predict the timing of. They’re more structured. They’re harder to find. They take longer to execute. And so that’s kind of the other side of what we do here.

What I would say is that on the sponsor side, especially the more typical first lien or unitranche loans, that market is back to pre-COVID competitive levels. Whereby, private equity sponsors are coming to market. They’re blasting out pitch decks to a variety of middle-market direct lenders. Pricing has taken a little bit of a hit, not as much as one would think, but legal terms are taking a hit in terms of covenant light and other flexibility around covenants and other terms in these credit agreements. So for us, we’re finding yet again that we are rejecting a whole lot more of that deal flow, just finding it less interesting than we are committing to it. And so we’re turning over a lot of stones with very few investments.

With that said, we will continue to do some middle market sponsor finance, especially with those sponsors that have very close relationships of Oaktree that we think have an operational advantage in particular sectors. We have a few things in the pipeline now already with sponsors that meet that description. And so we expect that we will still originate some deals there, but we are not going to be the typical flow first lien or unitranche lender out there, BDC or otherwise, that is willing to kind of cave on legal terms. In fact, we would be more willing to cave on financial terms than on legal terms, just given the background of Oaktree as a downside-focused lender.

On the other side of the house, the more sort of opportunistic non-sponsor side. As Matt and I mentioned, we’ve been active over the last several quarters in rescue lending or providing liquidity to sectors and companies that are experiencing some level of dislocation due to COVID. We don’t expect for that opportunity to fully go away even with the positive reaction that the market has shown over the last several quarters, but it certainly has declined. The pace of our deal flow has declined. We were engaged with a very large issuer over the last couple of quarters on a rescue loan in partnership with our Opportunities funds. And with the exuberance in the markets, they essentially were able to place a bond in the public market, several hundred basis points tighter than what we were willing to provide them. So we recognize that the public markets are taking opportunities from us. But with that said, many industries, many businesses are going to continue to need capital over the next several quarters, and we will engage in highly structured solutions for those companies.

In that same theme of non-sponsor lending, our activity in the life sciences area continues to be robust. We were very active last year in life sciences. We have a few deals that we’re considering right now in the pipeline that are very attractive, consistent with our prior structures and return expectations, and we expect we’ll continue to do that.

So I know that I kind of went around the world a little bit there on the market color, but we feel pretty good that we will be able to transition the OCSI portfolio over a few quarters. It’s not going to be over one quarter to an OCSL-type portfolio. Well, within the one or two years that we’ve contemplated, it will take, just given the strength of our pipeline, especially in the non-sponsor area. And it helps that so much of the non-overlapping positions are publicly traded securities that, frankly, are trading quite well under the current market circumstances.

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Finian Patrick O’Shea (Wells Fargo):

Just a first question on OCSI. For those of us who are a little less familiar, you put the Glick JV onto non-accrual due to COVID volatility. That’s obviously a big investment that weighs a bit on portfolio yields. Are you able to update us on how you think about that on being non-accrual that is?

Armen Panossian:

Sure. We kept it on non-accrual for last quarter as well. And as you noted, it is related to COVID-related volatility or sensitivity. The assets in the Glick JV have appreciated and are valued fairly considerably over the last few quarters. And so we will consider bringing back that position off of non-accrual every quarter. We will always consider that. We didn’t feel comfortable doing it this quarter. And we will reevaluate next quarter. I don’t want to provide forward-looking guidance, but we’re happy about the performance of the underlying assets, both in terms of lack of default experience, but also in terms of market price appreciation.

Mel Carlisle:

I’ll also add, Fin, that although we are not accruing interest on the JV, it is generating positive net investment income, and we’re using that to pay down the subordinated notes and grow NAV there. So that is the benefit to shareholders.

Armen Panossian:

The note that we have on the Glick JV is actually marked higher today as of 12/31 than versus 12/31/2019. So just to give you a sense of our perception or our feeling around that position.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of OCSI with and into OCSL. The forward-looking statements may include statements as to: future operating results of OCSL and OCSI and distribution projections; business prospects of OCSL and OCSI and the prospects of their portfolio companies; and the impact of the investments that OCSL and OCSI expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OCSL and OCSI stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of OCSL and OCSI or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OCSL’s and OCSI’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OCSL’s and OCSI’s publicly disseminated documents and filings. OCSL has based the forward-looking statements included in this communication on information available to it on the date of the conference call, and OCSL assumes no obligation to update any such forward-looking statements. Although OCSL undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that OCSL may make directly to you or through reports that OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of OCSL and OCSI has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of OCSL and OCSI and a prospectus of OCSL (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of OCSL and OCSI on or about January 21, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSL AND OCSI ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSL, OCSI, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com, and, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com.

Participants in the Solicitation

OCSL and OCSI and their respective directors, certain of their respective executive officers and certain other members of management and employees of Oaktree Fund Advisors, LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of OCSL and OCSI in connection with the Proposals. Information about the directors and executive officers of OCSL and OCSI is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSL and OCSI stockholders in connection with the Mergers is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

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